UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Change in Investor Relation Officer

Mexico City, Mexico, September 28, 2026—Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA) (“OMA” or the “Company”) informs that, effective September 30, 2026, Vanessa Paola Velazco Barraza will assume the role of Investor Relations Officer, succeeding Luis Emmanuel Camacho Thierry.

Ms. Velazco previously worked at OMA from 2021 to 2024 in Investor Relations and Financial Planning and has recently rejoined the Company. She has solid experience in investor relations and corporate finance.

Mr. Camacho will leave his position at OMA to assume a new position within the VINCI Airports network. OMA thanks Emmanuel for his contributions to the Company and wishes him success in his new responsibilities.

Effective as of the date indicated above, Investor Relations inquiries may be directed to:

Vanessa Paola Velazco Barraza

Investor Relations Officer

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

vanessa.velazco@oma.aero

+528186254308

Chief Financial Officer: Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Vanessa Velazco +52 (81) 8625 4308 vanessa.velazco@oma.aero

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 people to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated September 28, 2026